SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                                 ET Power 1, LLC
                                LFT Power I, LLC
                               LFT Power III, LLC
                              Enron Reserve 6 B.V.
                    Enron Europe Operations (Advisor) Limited
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp., an Oregon corporation ("Enron"), hereby files this form to notify the Securities and Exchange Commission that its subsidiary companies, ET Power 1, LLC, a Delaware limited liability company, ("ET Power 1"), LFT Power I, LLC, a Delaware limited liability company, ("LFT Power I"), LFT Power III, LLC, a Delaware limited liability company, ("LFT Power III"), Enron Reserve 6 B.V., a private company with limited liability organized in The Netherlands ("Reserve 6"), and Enron Europe Operations (Advisor) Limited ("Enron Advisor"), organized under the laws of England and Wales, are foreign utility companies under Section 33 of the Act.

         The business address of ET Power 1, LFT Power I and LFT Power III is 1400 Smith Street, Houston, Texas 77002. The business address of Reserve 6 is c/o Equity Trust Co., N.V., Schouwburgplein 30-34, 3012 CL Rotterdam, The Netherlands. The business address of Enron Advisor is c/o Jordans Limited, 20-22 Bedford Row, London WC1R 4JS, United Kingdom.

         ET Power 1, Reserve 6 and Enron Advisor are wholly owned by Atlantic Commercial Finance, Inc. ("ACFI"), a Delaware corporation. ACFI is wholly owned by Enron. ACFI owns 100% of the voting interests and 20.34% of the economic interests in LFT Power III. LFT Power I owns the remaining 79.66% of the economic interests in LFT Power III. ACFI owns 100% of the voting interests and 0.01% of the economic interests in LFT Power I. LFT I Interest Owner Trust, a Delaware business trust ("Owner Trust"), owns 99.9% of the economic interests in LFT Power I. The Owner Trust is wholly owned by Pelican Bidder LLC ("Pelican Bidder"); LFT Power II LLC, a wholly owned subsidiary of ACFI, has a residual economic interest in Owner Trust. Pelican Bidder's members are SE Acquisition, L.P. ("SE Acquisition") and Blue Heron I LLC ("Blue Heron") as managing member, with a 99.99% and a 0.01% interest, respectively. SE Acquisition's sole limited partner is Whitewing Associates, L.P. ("Whitewing LP") with a 99.99% interest and general partner is Blue Heron with a 0.01% interest. Blue Heron's sole member is Whitewing LP. Whitewing LP is owned by Whitewing Management,


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LLC ("Whitewing LLC"), as general partner and each of Osprey Trust, an unaffiliated trust ("Osprey Trust"), Peregrine I LLC ("Peregrine") and Kingfisher I LLC ("Kingfisher"), as a limited partner with the Osprey Trust having certain preferential distribution rights. Egret I LLC ("Egret"), as Class A member and Osprey Trust, as Class B member, each have a 50% membership interest in Whitewing LLC. As the Class A member, Egret controls the management of Whitewing LLC, subject to certain rights of Osprey Trust that include consent rights for certain actions and the ability to cause management of Whitewing LLC to be assumed by a four-person board of directors. If such a board is established, two directors would be designated by each of Egret and Osprey Trust. Each of Peregrine and Egret is wholly owned by PE Holdings LLC which is wholly owned by Enron. Kingfisher is wholly owned by BAM Lease Company, which is wholly owned by Enron. Through its indirect 100% ownership of Egret, Enron continues to retain management and control of Whitewing LLC, Whitewing LP, SE Acquisition and its subsidiaries (including Pelican Bidder), subject to Osprey Trust's rights. Each of Pelican Bidder, SE Acquisition, Blue Heron, Whitewing LP, Whitewing LLC, Peregrine, Kingfisher, Egret and PE Holdings, LLC is organized under the laws of Delaware.

         Each of ET Power 1, LFT Power I, and LFT Power III, Reserve 6 and Enron Advisor, indirectly own interests in or directly or indirectly operates facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

     (1) Through Trakya Elektrik Uretim ve Ticaret A.S., each of ET Power 1, LFT Power I and LFT Power III owns an interest in a 478 MW natural gas-fired combined cycle power plant in Marmara, Ereglisi, Turkey; and

     (2) Both Enron Advisor, directly, and Reserve 6, through its subsidiary SII Enerji ve Uretim Limited Sirketi, a Turkish company ("SII Enerji"), are members of a two-company consortium responsible for operating the 478 MW natural gas-fired combined cycle power plant in Marmara, Ereglisi, Republic of Turkey, which is owned indirectly by ET Power 1, LFT Power I and LFT Power III. Enron Advisor and SII Enerji are both contractually obligated to operate the facility, and the governing contracts divide duties between the two companies between services performed outside the Republic of Turkey and services performed within the Republic of Turkey, but each member is collectively and individually responsible to the owner for all the obligations of the other member under the agreement. Presently, Enron Advisor focuses on management and operations issues, and SII Enerji focuses on engineering and maintenance issues. Enron Advisor also provides management services to Elektrocieplownia Nowa Sarzyna Sp. z.o.o., the owner of a 116 MW generating facility in Poland.

         A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in ET Power 1, LFT Power I, LFT Power III, Reserve 6 and Enron Advisor or their subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with the ET Power 1, LFT Power I, LFT Power III, Reserve 6 and Enron Advisor or their subsidiaries.


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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February  6th  2004                ENRON CORP.
                -----


                                          By: /s/ Raymond M. Bowen, Jr.
                                              ----------------------------------
                                              Raymond M. Bowen, Jr.


                                              Executive Vice President and


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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.




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